

Mail Stop 3233

March 30, 2017

Via E-Mail

Mr. Robert F. Probst
Chief Financial Officer
Ventas, Inc.
353 N. Clark Street, Suite 3300
Chicago, IL 60654

> **Re: Ventas, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 14, 2017**
> **File No. 001-10989**

Dear Mr. Probst:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Recently Issued or Adopted Accounting Standards, page 99

1. You state that you are in the process of evaluating the impact that the amended revenue recognition guidance in Topic 606 will have on your consolidated financial statements but you do not expect its adoption to have a significant impact. In arriving at your conclusion you indicate that a substantial portion of your revenue consists of leasing arrangements. It appears that leasing revenues represent 43% of your total revenue. Please provide qualitative financial statement disclosures in future filings of the potential impact that this standard will have on your financial statements when adopted for your remaining revenue streams. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In

addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge L. Bonilla, Staff Accountant at (202) 551-3414 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities